

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

October 26, 2007

Mr. Roger B. Plank, Executive Vice President and Chief Financial Officer
Apache Corporation
One Post Oak Central
2000 Post Oak Boulevard, Suite 100
Houston, Texas 77056-4400

> **Re:** **Apache Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-4300**

Dear Mr. Plank:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

H. Roger Schwall
Assistant Director